UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

 Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

55 Hudson Yards

New York, New York 10001-2157

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 81684M 104	Page 2 of 7

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,311,134 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,311,134 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,134 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14.	TYPE OF REPORTING PERSON* OO

* Based upon an aggregate of 6,331,147 shares of the Issuer’s (as defined below) common stock outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 3, 2019.

CUSIP No. 81684M 104	Page 3 of 7

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
WILLIAM H.C. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,311,134 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,311,134 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,134 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,331,147 shares of the Issuer’s (as defined below) common stock outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 3, 2019.

CUSIP No. 81684M 104	Page 4 of 7

Item 1. Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 7) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 911 Bern Court, Suite 110, San Jose, CA 95112

Item 2. Identity and Background

This statement is filed jointly by William H.C. Chang, a U.S. citizen (“Mr. Chang”) and the Chang Family Trust, a California living revocable trust (the “Trust”) of which Mr. Chang is co-Trustee with his spouse. All of Mr. Chang’s securities are held in the Trust. Mr. Chang and the Trust are hereinafter collectively referred to as, the “Reporting Person”). The Reporting Person’s business address is 520 El Camino Real, 9th Floor, San Mateo, CA 94402, and present principal occupation is serving as Chief Executive Officer of Westlake Development Company and Chairman of Westlake International Group.

The Reporting Person has not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

This Amendment is being filed to report the sale by the Reporting Person of 89,285 shares of the Issuer’s common stock in an open market transaction on May 6, 2019, for aggregate proceeds of $3,928,540.00.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of an aggregate of 1,311,134 shares of the Issuer’s common stock (approximately 20.7% based on 6,331,147 shares issued and outstanding on May 1, 2019). The Reporting Person shares voting and investment control over such shares with his spouse, as co-Trustee of the Chang Family Trust.

The Reporting Person has not effected any transaction in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 7).

CUSIP No. 81684M 104	Page 5 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits

None.

CUSIP No. 81684M 104	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

/s/ William H.C. Chang
William H.C. Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, Trustee

CUSIP No. 81684M 104	Page 7 of 7

EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D, Amendment No. 7 is filed on behalf of each of us.

Dated: May 6, 2019

/s/ William H.C. Chang
William H.C. Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, Trustee